UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ELAN CORPORATION, PLC

(Name of Subject Company (Issuer))

RP MANAGEMENT, LLC

(Names of Filing Persons (Offeror))

Ordinary Shares, par value €0.05 each

(Title of Class of Securities)

G29539106

(CUSIP Number of Class of Securities)

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

284131208

(CUSIP Number of Class of Securities)

George Lloyd

RP Management, LLC

110 East 59th St., Suite 3300

New York, NY 10022

Telephone: (212) 882-0200

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Telephone: (212) 872-8069

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable                       Filing Party: Not applicable

Form or Registration No.: Not applicable                      Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐      issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On April 15, 2013, RP Management, LLC made the following investor presentation available:

Royalty Pharma’s Firm Fully Financed Offer for Elan 15 April 2013

Firm, Fully Financed Cash[1] Offer for Elan at up to $12.00 per share

- Royalty Pharma has today announced a firm Rule 2.5 Offer for Elan in cash[1]:

Dutch Auction Strike Price[2]	Royalty Pharma Cash[1] Offer per Elan share
$11.75 or $12.00	**$12.00**
$11.50	$11.50
$11.25	$11.25
$12.25 to $13.00	$11.00

- Offer is fully financed, cash confirmed and not conditional on due diligence
- Dutch Auction and takeover speculation have temporarily increased Elan share price*, but have no impact on fundamental value of Elan's assets (cash + Tysabri Royalty)
- $12.00 Offer price will be payable if Dutch Auction strike price is $11.75 or $12.00[1]
  - Shareholders should tender ALL their Elan shares at this range
- To obtain cash for full amount of the Offer in the shortest time frame, Elan shareholders should demand that the Elan Board immediately engage with Royalty Pharma to achieve a recommended Offer

The Offer provides Elan Shareholders with the opportunity to receive a full and fair* value in cash for all of their Elan shares today

* Denotes a Royalty Pharma opinion

[1] Assuming that the Elan Balance Sheet Confirmation Requirement is met – see slide 12; if Dutch Auction postponed (in a manner allowed by the Offer conditions) or cancelled then Offer Price shall be $11.00

[2] In the event that the terms of the Dutch Auction are amended (in a manner allowed by the Offer conditions), then the Offer Price shall be reduced in a formulaic manner. Please see Rule 2.5 announcement issued on April 15, 2013 for details

1

* Denotes a Royalty Pharma opinion 1 Assuming that the Elan Balance Sheet Confirmation Requirement is met Rationale and Merits of Royalty Pharma’s Offer Structure ■ Royalty Pharma believes Elan Shareholders will welcome the cash¹ Offer, as an alternative to Elan Management’s strategic plan Key Conclusions from Royalty Pharma’s Meetings with Elan Shareholders Impact of Offer Structure on Dutch Auction ■ Revised Offer provides 100% liquidity, allowing Elan Shareholders to receive in cash¹, full and fair value* for all of their Elan shares today ■ Offer effectively backstops Dutch Auction and enables Elan Shareholders to achieve full liquidity post Dutch Auction* ■ Provides Elan Shareholders with strong incentive to tender ALL shares at $11.75 or $12.00 as this should maximize overall value received*: ■ Receiving $11.75 or $12.00 by selling into the Dutch Auction, and ■ Receiving $ 12.00 1 by selling to Royalty Pharma following Dutch Auction ■ Tendering at low end ($11.25 or $11.50) or high end ($12.25 or more) of Dutch Auction price range may result in Shareholders NOT maximizing overall value received* 2

Key Considerations for Elan Shareholders

1 Royalty Pharma $12.00 Offer[1] is Compelling

- Fully financed, cash confirmed and not conditional on due diligence
- Provides 100% liquidity, allowing Elan Shareholders to receive full and fair value* for all of their Elan shares in cash[2] today
- Puts $4.4bn[3] value on Tysabri Royalty* – a $0.8bn or 23% increase from our earlier Proposal
- Premium of 39%[3] to Undisturbed Enterprise Value and 35% to Biogen Benchmark[3,4]*
- High P/E (2015E: 31x) and EV/EBITDA (2015E: 16x) multiples[3]*

2 Elan's High Risk Strategy*

- Shareholders potentially receive less than $1.70[5] in cash through Dutch Auction and retain substantial risk*
- Elan's senior management lacks successful acquisition / in-licensing track record at Elan
- Elan has no operating assets to drive acquisition synergies
- Very difficult to acquire companies / products at values that support Elan share price*
- Post 6 February Tysabri Transaction, Elan has little or no strategic value*

3 Perspectives on the Dutch Auction

- Artificially high price range transfers value away from remaining Shareholders absent Royalty Pharma Offer*
- A Strike Price of $11.75 or $12.00 achieves best price from Royalty Pharma*

At what price would Elan shares trade absent the Royalty Pharma Offer?

* Denotes a Royalty Pharma opinion
[1] Assuming Dutch Auction Strike Price of $11.75 or $12.00 and that the Elan Balance Sheet Confirmation Requirement is met
[2] Assuming that the Elan Balance Sheet Confirmation Requirement is met
[3] Assuming Dutch Auction Strike Price of $12.00, that Dutch Auction is subscribed in full and that the Elan Balance Sheet Confirmation Requirement is met
[4] Assuming Biogen acquired approximately 50% of Elan's prior economics in Tysabri and Elan retained approximately the remaining 50% of the economics in Tysabri* and received a $3.25bn cash payment
[5] $1bn divided by 599m Elan shares outstanding; based on pro rata return

3

Offer Allows Elan Shareholders to Receive Full and Fair Value* for 100% of their Elan Shares in Cash[1] Today

1

Royalty Pharma's Offer: *100% Liquidity*	Elan Management Alternative: *Limited cash returned*



Total = $7.3bn[2]
$12 per share today[2]
Offer Enterprise Value = Tysabri Royalty $4.4bn
Net Cash = $1.9bn
Dutch Auction= $1.0bn
39% premium to Undisturbed Enterprise Value
Total = $6.1bn
Undisturbed Enterprise Value = $3.2bn
≈$0.6bn[3] (20% Dividend)
Net Cash = $1.9bn
Dutch Auction = $1.0bn
Management Acquisition War Chest > $4.4bn[3]*
Now

- ✓ Full and fair value for Tysabri Royalty at $4.4bn*
  - An increase of $0.8bn (23%) from indicative offer
- ✓ Full value for Elan's cash*: immediately delivers 100% to Elan Shareholders, where it belongs

- ✗ $1 billion of cash to selling Shareholders, transferring value through Dutch Auction at artificially high price*
- ✗ Dividends of 20% of Tysabri cash flows – modest value over a long time (and can be discontinued by Elan Management at any time)
- ✗ A management with no track record is asking for free rein ("trust me") and a $4.4bn war chest to spend on an unknown mix of companies and products*
- ✗ Elan Shareholders unlikely to have the opportunity to approve acquisitions*

Offer empowers Elan Shareholders to choose their own investments rather than fund Elan's unfocused strategy*

* Denotes a Royalty Pharma opinion

[1] Assuming that the Elan Balance Sheet Confirmation Requirement is met

[2] Assuming Dutch Auction Strike Price of $12.00, that Dutch Auction is subscribed in full and that Elan Balance Sheet Confirmation Requirement is met

[3] Dividends of 20% of Tysabri cash flows announced (but may be stopped by Elan Management at any time); Assumes Undisturbed Enterprise Value reflects value of Tysabri Royalty

4

1 Royalty Pharma is Offering $4.4bn[3] for the Tysabri Royalty – 35% more than that Paid by Biogen*

- Tysabri Transaction established a benchmark for:
  - (a) value of the Tysabri Royalty retained by Elan[1], and
  - (b) price of an arms-length transaction in which Elan was a willing seller*
- In the Tysabri Transaction, Elan sold to Biogen approximately 50% of its interest in Tysabri for $3.25 billion* in cash
- Implies the Tysabri Royalty (the other approximately 50%) is worth the same amount

Tysabri Economics Retained by Elan ($bn)					
Illustrative % of Elan's Tysabri Economics Sold to Biogen for Cash	46%	48%	50%	52%	54%
Purchase Price Paid by Biogen for Tysabri Economics Acquired	$3.25	$3.25	$3.25	$3.25	$3.25
Implied Residual Value of Elan's Tysabri Royalty	**$3.81**	**$3.52**	**$3.25**	**$3.00**	**$2.77**
Price for Tysabri Royalty Implied by $12.00 Offer Price[2]	**$4.39**	**$4.39**	**$4.39**	**$4.39**	**$4.39**
Premium Represented by $12.00 Royalty Pharma Offer[3]	***15.0%***	***24.7%***	***35.1%***	***46.3%***	***58.5%***

How can Elan refuse to engage, when the Offer is approximately 35%* above the price at which Elan willingly entered into the Tysabri Transaction with Biogen?

* Denotes a Royalty Pharma opinion
[1] Percentage retained by Elan not disclosed by either Biogen or Elan. Percentage can be estimated by dividing, on a year-by-year basis, the estimated Tysabri Royalty to Elan by 50% of Tysabri stand-alone operating profit
[2] Assumes minimal value ascribed to Elan assets other than Tysabri Royalty
[3] Assuming Dutch Auction Strike Price of $12.00, that Dutch Auction is subscribed in full and that the Elan Balance Sheet Confirmation Requirement is met

5

Significant Execution Risk Associated with Elan’s New Strategy* 6 ■ Very difficult to acquire $500m net income (≈ $1 per share¹) for $2bn to $3bn, any time soon*: ■ Attractive strategic assets in the pharmaceutical industry are in short supply ■ Strong competition for assets from many large buyers with real operating synergies . . . ■ . . . driving high prices that make the creation of value difficult ■ Current senior management of Elan has not made significant acquisitions or in - licenses of late - stage products at Elan; does not have a proven acquisition / in - licensing track record* ■ A successful acquisition strategy would typically require Elan to build a costly operating infrastructure and sales force in order to allow it to realize synergies from acquisitions* ■ Cash burn required after acquisitions / in - licenses could reduce or eliminate Elan’s net income and cash flow ■ Each new investment will likely be scrutinized by Elan Shareholders and analysts for near term value creation potential, increasing volatility in Elan shares* ■ Offer allows investors to redeploy the cash themselves rather than have Elan acquire equivalent assets on their behalf and pay a control premium ■ Shareholders will have limited control over what Elan does with its cash * Denotes a Royalty Pharma opinion ¹ Elan would need approximately $1 in incremental earnings per share by 2015 to justify a share price at or above $12*. The 11 - company Specialty Pharma peer group’s median 2015 P/E ratio is 9.9x; companies with similar business strategies, Valeant and Jazz, trade at 2015 P/E multiples of 9.9x and 6.7x, respectively. Consensus for Elan’s 2015 EPS is $0.33 (or $0.38 post the Dutch Auction, if it is fully subscribed and the strike price is $12.00). A $12 share price divided by the 9.9x or 6 .7x P/E ratio equals $1.21 or $1.80 in 2015 EPS, respectively. This demonstrates that there exists a gap of $0.83 to $1.41 per share compared to current consensus (adjusted for the Dutch Auction) 2

Something to Think About 7 If Elan Management was raising a fund to go out and buy unknown companies and products around the globe, would you invest $4.4bn 1 with them? That is what Elan Shareholders are doing if they decide to support Elan Management’s current plan* If the answer is NO, Elan Shareholders should accept the Royalty Pharma $12.00 Offer 2 * Denotes a Royalty Pharma opinion 1 As set out on slide 4 2 Assuming Dutch Auction Strike Price of $11.75 or $12.00 and that the Elan Balance Sheet Confirmation Requirement is met 2

The Royalty Pharma Proposal and Dutch Auction Inflate the Current Elan Share Price* 8 Absent the Royalty Pharma Offer, Elan shares are likely to trade below the pre - approach, undisturbed level* Dutch Auction price range Elan ADS price Trading Range $9.40 – $10.50 Impact of Royalty Pharma Proposal Impact of Royalty Pharma Proposal & Dutch Auction Range 3 6 Feb: Tysabri Transaction 20 Feb: Private Offer to Elan Chairman 25 Feb: Royalty Pharma Offer made public 22 Feb: Share Repurchase announced 4 3 1 5 * Denotes a Royalty Pharma opinion 1 Assuming Dutch Auction Strike Price of $11.75 or $12.00 and that the Elan Balance Sheet Confirmation Requirement is met ² Volume weighted average price ³ Based on Undisturbed Elan Stock Price of $10.35 on February 15, 2013 8 March: Dutch Auction range disclosed 6 $9.00 $9.25 $9.50 $9.75 $10.00 $10.25 $10.50 $10.75 $11.00 $11.25 $11.50 $11.75 $12.00 $12.25 $12.50 $12.75 $13.00 $13.25 03-Dec-12 24-Dec-12 15-Jan-13 06-Feb-13 27-Feb-13 21-Mar-13 12-Apr-13 VWAP 2 : $10.19 Take - out speculation?* 10% decline on day of Tysabri Transaction 15 Feb: Undisturbed Price 3 : $10.35 2 Tysabri Transaction breaks Elan investment thesis for many* +2.4% over past week Royalty Pharma Offer: $12.00 1

3 Artificially High Dutch Auction Price Range is a Defensive Tactic*

- Elan set Strike Price range artificially high as tactic to frustrate Royalty Pharma's intentions*
  - Dutch Auction (as well as takeover speculation) temporarily increased share price*, but no impact on fundamental value of Elan's assets (cash + Tysabri Royalty)
- To create value, companies typically repurchase shares at or near the undisturbed share price
- Precedent premia from 14 Dutch Auctions over past two years:
  - Mean low end of range: 2.4% discount
  - Mean high end of range: 9.6% premium
- Elan set its range at a 9%−26% premium, but will buy shares at 22%-41% premium when significant expenses ($120m debt make-whole and $5m in fees) are included
- Significant expenses add 13% to the cost of Dutch Auction and costs shareholders $0.24 per share[4]
- Dutch Auction transfers value away from Elan Shareholders that do not participate in Dutch Auction

Dutch Auction Strike Price	$11.25	$13.00
Premium to Undisturbed Share Price[1]		
Excluding make-whole/fees	9%	26%
Including make-whole/fees	22%	41%
Effective Cost to Elan per share Repurchased[2]	$12.66	$14.63
Value Transferred by Dutch Auction[3]	($0.40)	($0.62)
Implied Elan share price post Dutch Auction[4]	$9.95	$9.73

Dutch Auction artificially raises Elan's share price in order to frustrate Royalty Pharma's intentions*

* Denotes a Royalty Pharma opinion

[1] Based on Undisturbed Elan share price of $10.35 on February 15, 2013

[2] Assumes Dutch Auction is subscribed in full. Calculated as $1,000m maximum Dutch Auction size plus $120m costs related to debt make-whole plus $5m fees related to Dutch Auction, divided by the number of shares repurchased in Dutch Auction

[3] Assumes Dutch Auction is subscribed in full. Calculated as $120m costs related to debt make-whole plus $5m fees related to Dutch Auction plus premium per repurchased share over Undisturbed Elan Stock Price of $10.35. Value transfer is for remaining Elan Shares

[4] Assumes Dutch Auction Strike Price of $12.00 and that Dutch Auction is subscribed in full

9

10 * Denotes a Royalty Pharma opinion 1 Assuming that the Elan Balance Sheet Confirmation Requirement is met and that no change is made to the Dutch Auction terms 2 Except in certain circumstances as defined in Appendix VIII of the Rule 2.5 announcement ■ Royalty Pharma has today announced a firm Rule 2.5 Offer for Elan at up to $12.00 per share, in cash¹ ■ Offer is fully financed, cash confirmed and not conditional on due diligence ■ Offer Price may be adjusted to no less than $11.00 per share 1,2, based on the outcome of the Dutch Auction ■ The Offer provides Elan Shareholders with the opportunity to receive a full and fair* value in cash for all of their Elan shares, the alternative is Elan’s high risk strategy* ■ Dutch Auction and takeover speculation have temporarily increased Elan share price,* but have no impact on fundamental value of Elan’s assets (cash + Tysabri Royalty) ■ Elan Shareholders are starting to vote with their feet* ■ 6 of the top 10 are net sellers below the $12.00 Offer Price, with 3 shareholders having sold 14 - 23% of their holdings ■ Even before our firm Offer, several event - driven arbs have started to take positions ■ $12.00 Offer price will be payable if Dutch Auction strike price is $11.75 or $12.00 1 ■ To obtain cash for full amount of the Offer in the shortest time frame, Elan shareholders should demand that the Elan Board immediately engage with Royalty Pharma with a view to achieving a recommended Offer Conclusion Royalty Pharma looks forward to discussing the Offer with Elan Shareholders

Appendix 11

Explanation of Net Cash Rights Structure

- **Royalty Pharma is putting a fully financed and binding Offer on the table today**
- **Because Elan's cash is so important to the total value of Elan, Royalty Pharma is also asking Elan to confirm its Net Cash position (the "Elan Balance Sheet Confirmation Requirement")**
- **If Elan provides confirmation, the Offer shall be satisfied wholly in cash**
- If this confirmation is not forthcoming, Elan Shareholders shall receive $1.00 of the Offer consideration in the form of Net Cash Rights
- The principal value of the Net Cash Rights will be determined once the Offer completes, based on the Elan Net Cash position
  - If the Elan Net Cash position is greater than or equal to the Elan Net Cash Threshold[1] then Elan Shareholders shall receive $1.00
  - Otherwise, the principal value of the Net Cash Rights shall be adjusted downwards to reflect the shortfall on a dollar for dollar basis

Dutch Auction ("DA") Strike Price	$11.25	$11.50	$11.75	$12.00	$12.25	$12.50	$12.75	$13.00
Offer price ($)	**$11.25**	**$11.50**	**$12.00**	**$12.00**	**$11.00**	**$11.00**	**$11.00**	**$11.00**
Cash amount ($)	$10.25	$10.50	$11.00	$11.00	$10.00	$10.00	$10.00	$10.00
Maximum value of Net Cash Right ($)	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00

[1] The Elan Net Cash Threshold being $3,100m less the amount spent by Elan on repurchasing Elan shares pursuant to the Dutch Auction (including transaction fees)

12

Offer Enterprise Value at Various Dutch Auction Tender Prices Dutch Auction Strike Price $11.25 $11.50 $11.75 $12.00 $12.25 $12.50 $12.75 $13.00 # Elan shares repurchased² (m) 88.9 87.0 85.1 83.3 81.6 80.0 78.4 76.9 Share price / Offer Price $11.25 $11.50 $12.00 $12.00 $11.00 $11.00 $11.00 $11.00 # Elan diluted shares post - DA (m) 517.1 519.2 521.3 523.0 524.2 525.8 527.4 528.9 Equity value ($m) 5,817 5,970 6,255 6,277 5,766 5,784 5,801 5,818 Net cash ($m) (1,889) (1,889) (1,889) (1,889) (1,889) (1,889) (1,889) (1,889) Enterprise value ($m) 3,929 4,082 4,367 4,388 3,878 3,896 3,913 3,930 % premium to Undisturbed Enterprise Value 1 24.1% 29.0% 38.0% 38.6% 22.5% 23.1% 23.6% 24.1% 13 1 Undisturbed Enterprise Value of $3,165m (named Current Enterprise Value and calculated in appendix VI of Royalty Pharma’s Rule 2.4 announcement of March 6, 2013) 2 Assuming that Dutch Auction is subscribed in full Royalty Pharma Offer 2

Sources and Bases 14 ■ Please refer to Royalty Pharma’s Rule 2.5 announcement of 15 April 2013 for further details ■ Slide 3: P/E and EV/EBITDA multiples based on Elan 2015E EPS and EBITDA broker consensus as set out in Royalty Pharma’s Rule 2.5 announcement of 15 April 2013 ■ Slide 4: Details on Elan dividend policy sourced from Elan press release dated 4 March 2013 ■ Slide 5: Tysabri upfront cash payment sourced from Biogen Idec 8 - K (Asset Purchase Agreement) dated 12 February 2013 ■ Slide 6: Elan 2015E EPS broker consensus as set out in Royalty Pharma’s Rule 2.5 announcement of 15 April 2013; Specialty Pharma peer group comprised of Alkermes plc, Allergan, Inc., Cubist Pharmaceuticals, Inc., Endo Health Solutions Inc., Forest Laboratories, Inc., Jazz Pharmaceuticals plc, The Medicines Company, Salix Pharmaceuticals, Ltd., Shire plc, Valeant Pharmaceuticals International, Inc. and Warner Chilcott Plc and multiples are sourced from FactSet ■ Slide 8: Share price and VWAP (Volume Weighted Average Price) data calculated from Elan ADS prices and volumes sourced from Factset ■ Slide 9: Company filings from precedent North American dutch auctions carried out since 1 April 2011 (GAMCO Investors, Agrium, SurModics, AOL, Global Indemnity, FBL Financial Group, WebMD Health, The Hackett Group, Weight Watchers, Jarden Corp, The Shaw Group, Amgen, NeuStar, Bally Technologies); details on Elan’s Dutch Auction taken from circular published by Elan on 11 March 2013; debt make - whole and transaction fees taken from Exhibit 99.1 published by Elan on 12 March 2013 ■ Slide 10: Statements about Elan Shareholders selling shares based on Rule 8.3 disclosures and Thomson One shareholder register analysis ■ Slide 13: Refer to Appendix IV of Royalty Pharma’s Rule 2.5 announcement of 15 April 2013 for details of calculation

15 Additional Information This document does not constitute an offer to buy or the solicitation of an offer to sell any securities. This document relates to a potential business combination transaction with Elan proposed by Royalty Pharma and is not a substitute for any tender offer statement or any other document in the event that Royalty Pharma files such a document with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DO CUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to the persons listed above. Forward Looking Statements This document may include certain “forward looking statements” with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Offer and Elan’s future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma’s belief and expectation, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Examples of such forward looking statements include (but are not limited to): statements about expected benefits and risks associated with the Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write - downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan or Royalty Pharma following the Offer; statements about the future trends in interest rates, liquidity, foreign exchange rate s, stock market levels and demographic trends and any impact that those matters may have on Elan or Royalty Pharma following the Offer; statements concerning any future Irish, U.S. or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments and statements of assumptions underlying such statements. Forward looking statements only speak as of the date on which they are made, and the events discussed in this document may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise. Rule 8.3 Disclosure statement Any holder of 1% or more of any class of relevant securities of Elan Corporation plc may have disclosure obligations under Rule 8.3 of the Irish Takeover Rules. Responsibility Statements The directors of Echo Pharma Acquisition Limited accept responsibility for the information contained in this document, save that the only responsibility accepted by the directors of Echo Pharma Acquisition Limited in respect of the information in this document relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Echo Pharma Acquisition Limited to verify this information). To the best of the knowledge and belief of the directors of Echo Pharma Acquisition Limited (having taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. The managing member of RP Management accepts responsibility for the information contained in this document, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this document relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information). To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this document for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. No Profit Forecast / Asset Valuations No statement in this document constitutes a profit forecast for any period, nor should any statement be interpreted to mean t hat earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Echo Pharma Acquisition Limited, RP Management, LLC or Elan as appropriate. No statement in this document constitutes an asset valuation. Capitalized terms All capitalized terms in this document shall have the same meaning as set forth in the Rule 2.5 announcement issued15 April 2013, unless the context otherwise requires or unless otherwise specified.